UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            DIAMETRICS MEDICAL, INC.
                             -----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   252532 10 6
                                  ------------
                                 (CUSIP Number)


                                December 31, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 2 of 15 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund, L.P.                          EIN:03-0021366
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,580,601
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,580,601
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,580,601
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.27%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 3 of 15 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund III, L.P.                     EIN: 32-0056070
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,584,017
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,584,017
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,584,017
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.28%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 4 of 15 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Focus Fund, L.P.                           EIN:  45-0495231
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,779,809
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             1,779,809
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,779,809
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.01%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 5 of 15 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Advisory Group, LLC                          EIN: 300021359
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,008,260, some of which are held by Mercator
                             Momentum Fund, Mercator Momentum Fund III and
                             Mercator Focus Fund (together, the "Funds").
                             Mercator Advisory Group ("MAG") is the general
                             partner of the Funds.
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             3,008,260, some of which are held by the Funds. MAG is the general partner of each of the Funds.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,008,260
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 252532 10 6                                         Page 6 of 15 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            David F. Firestone
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,008,260, all of which are held by the Funds and
                             MAG. David F. Firestone is Managing Member of MAG.
                   -------------------------------------------------------------

                       7     SOLE DISPOSITIVE POWER

                             0
                   -------------------------------------------------------------

                       8     SHARED DISPOSITIVE POWER

                             3,008,260, all of which are held by the Funds and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,008,260
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

     This statement is hereby amended and restated in its entirety as follows:

Item 1.  Issuer.

     (a) The name of the issuer is Diametrics Medical, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is 2658 Patton Road, Roseville, MN 55113.

Item 2.  Reporting Person and Security.


     (a) Mercator Momentum Fund, L.P. ("Momentum Fund"), Mercator Momentum Fund III, L.P. ("Momentum Fund III") and Mercator Focus Fund ("Focus Fund," and, with Momentum Fund and Momentum Fund III, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

     (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

     (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.

     (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

     (e) The CUSIP number is 252532106.

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ]   An   investment    adviser   in   accordance   with   Section
240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee  benefit  plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F).


                               Page 7 of 15 Pages

     (g) [ ] A parent  holding  company or  control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4.  Ownership.

     The Funds and MAG each own warrants to purchase shares of the Issuer's Common Stock. The Funds each own shares of the Common Stock and shares of the Issuer's preferred stock. The documentation governing the terms of the warrants and the preferred stock contains provisions prohibiting any exercise of the warrants or conversion of preferred stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these clauses, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

     On May 12, 2003, pursuant to a Subscription Agreement, the Funds purchased from the Issuer 15,000 shares of the Issuer's Series E Convertible Preferred Stock at $100.00 per share (the "Series E Stock"). In connection with the transaction, the Funds and MAG received warrants to purchase up to an aggregate of 375,000 shares of Common Stock ("Warrants"). The Series E Stock could originally be converted at any time into shares of Common Stock at a price equal to 88% of the volume weighted average trading price of the Common Stock for the five consecutive trading days immediately preceding the conversion date; provided, however, that in no event could the conversion price be less than $0.35 per share or exceed $0.75 per share.

     In October, 2003, the Issuer redeemed one-half of the shares of Series E Stock, and the Funds exercised warrants with respect to 330,751 shares of Common Stock. Concurrently, the documentation regarding the Series E Stock was amended so that the effective conversion price could be as low as $0.283 per share. The Funds sold some of their Common Stock holdings prior to December 31, 2003.

     The tables below set forth information regarding the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons and their percentages of beneficial ownership as of December 31, 2003, using $0.283 as the conversion price of the Series E Stock.



                               Page 8 of 15 Pages

                                        December 31, 2003
                                        -----------------
Momentum Fund
-------------

     Shares beneficially owned           611,423

     Percent of Class                       2.21%

     Sole Voting Power                         0

     Shared Voting Power                 611,423

     Sole Dispositive Power                    0

     Shared Dispositive Power            611,423





Momentum Fund III
-----------------

     Shares beneficially owned           623,207

     Percent of Class                       2.28%

     Sole Voting Power                         0

     Shared Voting Power                 623,207

     Sole Dispositive Power                    0

     Shared Dispositive Power            623,207












                               Page 9 of 15 Pages

                                     December 31, 2003
                                     -----------------
Focus Fund
----------

     Shares beneficially owned        1,865,506

     Percent of Class                      6.45%

     Sole Voting Power                        0

     Shared Voting Power              1,865,506

     Sole Dispositive Power                   0

     Shared Dispositive Power         1,865,506




MAG
---

     Shares beneficially owned       2,996,361

     Percent of Class                     9.99%

     Sole Voting Power                       0

     Shared Voting Power             2,996,361

     Sole Dispositive Power                  0

     Shared Dispositive Power        2,996,361









                              Page 10 of 15 Pages

                                     December 31, 2003
                                     -----------------
David F. Firestone
------------------

     Shares beneficially owned        2,996,361

     Percent of Class                      9.99%

     Sole Voting Power                        0

     Shared Voting Power              2,996,361

     Sole Dispositive Power                   0

     Share Dispositive Power          2,996,361



     On January 6, 2004, the Funds converted 5,000 shares of Series E Stock into 1,766,784 shares of Common Stock.

     On January 15, 2004, pursuant to another Subscription Agreement, Momentum Fund and Momentum Fund III purchased from the Issuer 10,000 shares of the Issuer's Series F Convertible Preferred Stock at $100.00 per share (the "Series F Stock"). In connection with the transaction, Momentum Fund, Momentum Fund III and MAG received warrants to purchase up to an aggregate of 5,416,725 shares of Common Stock. The series F Stock may be converted at any time into shares of Common Stock at a price equal to 75% of the volume weighted average trading price of the Common Stock for the three lowest of the five consecutive trading days immediately preceding the conversion date; provided that the conversion price shall not be less than $0.20 or higher than $0.25.

     The Funds have sold shares of Common Stock form time to time during 2004.

     The information set forth on the cover pages to this report was prepared as of January 16, 2004, using conversion prices of $0.29 and $0.24 with respect to the Series E Stock and the Series F Stock, respectively.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

     Not Applicable.

                              Page 11 of 15 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












                              Page 12 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 22, 2004                 MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: January 22, 2004                 MERCATOR MOMENTUM FUND III, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: January 22, 2004                 MERCATOR FOCUS FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: January 22, 2004                MERCATOR ADVISORY GROUP, LLC



                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: January 22, 2004                 /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone


                              Page 13 of 15 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

















































                              Page 14 of 15 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the amendment to Schedule 13G, dated January 22, 2004, containing the information required by Schedule 13G, for shares of the common stock of Diametrics Medical, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.


Dated:  January 22, 2004


MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR FOCUS FUND, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:   /s/ David F. Firestone
      -----------------------------------
      David F. Firestone, Managing Member


MERCATOR ADVISORY GROUP, LLC


By:  /s/ David F. Firestone
     -----------------------------------
     David F. Firestone, Managing Member


/s/ David F. Firestone
--------------------------------------
David F. Firestone


                              Page 15 of 15 Pages